UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission File Number: 001-31221

Total number of pages: 2

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: January 31, 2014	By:	/S/ MUTSUO YAMAMOTO
Mutsuo Yamamoto
Head of Investor Relations

Information furnished in this form:

1.	Notice Regarding Application for Delisting of Shares from the London Stock Exchange

NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

London Stock Exchange: NDCM

New York Stock Exchange: DCM

January 31, 2014

Notice Regarding Application for Delisting of Shares from the London Stock Exchange

NTT DOCOMO (the “Company”) hereby announces that the Company has resolved at a meeting of its board of directors held today, to request the cancellation of the standard listing of its Shares of Common Stock (ISIN: JP3165650007, the “Shares”) from the Official List of the UK Listing Authority and the cancellation of the admission to trading of the Shares on the Main Market of the London Stock Exchange (the “LSE”). The details are as follows:

1. Reason for the Delisting

The Company has decided to apply for the delisting due to the low trading volume of the Shares on the LSE, and the Company considers there to be no significant benefit in maintaining the listing.

The Company does not anticipate that such delisting will adversely affect its shareholders or other investors, since the Shares will continue to be listed and tradable on the Tokyo Stock Exchange and the New York Stock Exchange.

2. Delisting Schedule

An application has been made to the UK Listing Authority for the Shares to be removed from the Official List and to the LSE for their cancellation from trading. The delisting and cancellation of trading of the Shares on the LSE is expected to be completed by the middle of March 2014.

For further information, please contact:

Investor Relations Department

Tel: +81-3-5156-1111